Exhibit 99.1

Water Tower Research LLC

Fireside Chat: US Elemental Inc. (ULIT)

Dmitry Silversteyn: Hello everyone and welcome to the Water Tower Research fireside chat. I’m your host, Dmitry Silversteyn, Managing Director of Chemicals and Materials Technology at Water Tower Research.

Today, I’m being joined by Ian Rodger, incoming Chief Executive Officer of US Elemental. The company is about to gain ownership of the McDermitt Lithium Project located in Oregon, on the border with Nevada, right next to the Lithium Americas’ Thacker Pass lithium resource. Welcome Ian and thank you for joining us today.

Ian Rodger: Thanks for having me. Excited to join you.

Dmitry Silversteyn: Before we begin, I want to remind the audience that US Elemental safe harbor statements can be found on the company website at www.uselemental.com. Also, this fireside chat may not be reproduced or a written transcript distributed without express written consent of Water Tower Research.

With that out of the way, Ian, let’s get right into this. US Elemental is pursuing a NASDAQ listing through the proposed business combination with Constellation Acquisition Corporation. What should investors think about that and what should they think about the relationship and ownership structure with Jindalee Lithium?

Ian Rodger: Good question, thanks Dmitry. US Elemental is the new NASDAQ vehicle we’re forming to bring the McDermitt Lithium Project directly to US public markets. Today, McDermitt is 100% owned by Jindalee through its subsidiary HiTech Minerals. Jindalee has spent years discovering and de-risking the McDermitt Project, including gaining FAST-41 status and a partnership with the DOE. What we’re doing now is with Constellation Acquisition Corp., which is a US-listed SPAC sponsored by Antarctica Capital, we’re taking that asset, listing it in US Elemental on NASDAQ under the ticker ULIT.

On ownership, it’s essentially a spin-out. Jindalee will retain a significant ownership of US Elemental, but US Elemental will be the US domiciled, US listed entity that will be driving the project forward and will be the avenue that we raise the capital to progress the project. As part of that same transaction, we expect to raise between $20 million and $30 million to fund the next phase of work. It gives us direct access to US institutional capital and strategic partners that are actively looking for domestic lithium resources.

Dmitry Silversteyn: Thank you, Ian. This sounds like a strategy designed to not only to get you listed on the NASDAQ much quicker than you would be otherwise, but to make this a company that institutional level investors can invest in.

Ian Rodger: Absolutely.

Dmitry Silversteyn: McDermitt is one of the largest lithium resources. You referred to it a couple of times and you’ve been a guest on the show before. What makes the project strategically important and how is it positioned when it comes to becoming a key supplier to the strategic battery supply chain?

Ian Rodger: McDermitt, like you mentioned, is one of the largest lithium resources in the country, 21.5 million tons of lithium carbonate equivalent, but scale doesn’t necessarily make a project strategic, timing and policy alignment do. We just saw the US Defense Logistics Agency tender up to acquiring $300 million worth of lithium. That’s a relatively modest volume in the context of the global market to start with, but that’s the federal government putting real dollars behind exactly the kind of product McDermitt is built to produce.

Water Tower Research LLC

Fireside Chat: US Elemental Inc. (ULIT)

McDermitt has potential to produce large-scale, low-cost lithium chemicals over a very long period of time. It can help de-risk that supply chain. The context is key here when you look at, when you combine it with the fact that the US roughly imports 75% of the lithium-ion batteries, China controls about 70% of lithium processing and probably touches about 90% of lithium chemicals every year. It’s a big risk and these scale opportunities like McDermitt have the ability to make a difference as does the likes of Lithium Americas and Thacker Pass. These big projects have that de-risking potential and strategic value. As a result, it’s been no accident that McDermitt was one of that first 10 projects added to that the US government’s fast track list because of that strategic value.

Dmitry Silversteyn: Understood. It’s certainly a district scale resource, which McDermitt looks like it’s becoming, or has the potential to become, will be key to standing up the domestic supply chain, both in terms of the mine and the access to lithium, but also much more or as important is the processing of it. Can you provide a high-level overview of McDermitt’s current stage of development? What are the key steps remaining before the project reaches kind of a final investment decision or construction decision?

Ian Rodger: Just zooming out for a second for a bit of history, Jindalee discovered the deposit in 2018, built up this resource and has de-risked the asset, completed a prefeasibility study at the end of 2024 that outlined a 63-year life, 40,000 to 50,000 tonnes of lithium carbonate, battery-grade lithium carbonate production a year, over $3 billion NPV and IRR just under 18%. That’s very compelling project economics.

From here, the roadmap is really, in the short term, we’re about to commence this quarter an infill drill program. We’re completing some selection studies, looking at particularly magnesium, potential co-product, potential heading into a feasibility study, which is expected to kick off next year. Fast forward that there’s parallel permitting work stream through to a final investment decision in a couple of years’ time here with really the goal to have McDermitt financed, constructed in production in the early 2030s. That’s the sort of timeframe we’re operating on. That’s pretty similar playbook, I guess, to our neighbors in Thacker Pass, in the same caldera geological feature. We’re looking to progress a project of similar scale.

Dmitry Silversteyn: I understood that certainly helps when that path has been pioneered by somebody before you. You have something to follow and something to measure yourself against as you progress with your project. You did mention that you were one of the first ones to get into the FAST-41 designation. You’ve also received the recent RESOLVE collaboration and broader US critical metal policy, which has gotten to be much more supportive of these types of projects recently.

How did the FAST-41 designation, the recent RESOLVE collaboration and broader US critical metals policy by the government support the project’s permitting and responsible development pathways? You mentioned that you’ve done some work there already, but how do you feel about getting the rest of it done? Because permitting in a lot of investors’ minds, particularly in Oregon, is something that they’re concerned about.

Water Tower Research LLC

Fireside Chat: US Elemental Inc. (ULIT)

Ian Rodger: To start with, FAST-41, that’s a federal framework designed to streamline permitting for projects of national strategic importance. It puts us on the federal permitting dashboard, which increases agency coordination and speeds up those timelines. McDermitt was one of the first 10 projects, still only one of a handful of lithium projects that are on there alongside Albemarle’s Silver Peak project, which is the only lithium mine operating currently in the US.

Beyond FAST-41, I guess you made the good point that permitting in the US is a key question for these domestic projects. Is there a pathway to getting permitted? Our team has been in and around some of the largest projects developed globally over the last decade or so. We’ve really taken a proactive approach to social license. Earlier this year, we signed a letter of understanding with Oregon Building and Trades Union toward a future Project Labor Agreement. That’s a really strategic beginning of relationship to establish a long-term workforce, skilled workforce that’s required to develop the project.

In June this year, we signed an MoU with RESOLVE. It’s a respected conservation non-profit to explore voluntary stewardship area within the region tied to McDermitt’s project development milestone. Neither are binding yet, but why are these important? This is the first step to proactive engagement with a broad range of stakeholders that will really matter once we get into more formal permitting process down the line on the back of the feasibility study, et cetera. I think we’re really well positioned for that. There’s a lot of excitement around the project.

Then in terms of more broadly on the US policy, we think the backdrop remains very positive for responsible domestic lithium development with the battery metals increasingly coming up the priority list in terms of the federal government and just more broadly it’s seen as essential to winning the AI race, et cetera, and seeing a lot more focus on battery metals as we can move forward.

Dmitry Silversteyn: Just certainly getting off on the right foot with local communities and other stakeholders is a good sign and hopefully will smooth your path through the regulatory and permitting process. Lithium prices have been on a roller-coaster ride to put it mildly the last three to four years. We’re seeing continuing growth in battery energy storage and electrification on the demand side and domestic critical metal supply initiatives across a number of vectors on the supply side. Why do you believe now is the right time to advance the project like McDermitt?

Ian Rodger: Well, I think we’re at a really exciting inflection point in the lithium market. We’ve now got two robust demand drivers, both in terms of electric vehicles, which is very strong growth, particularly outside the US, there’s Chinese production in particular of EVs growing very rapidly. But from the US perspective and equally from a global perspective, battery energy storage has really surprised the market starting the tail end of last year as a second durable pillar of lithium demand, battery energy storage or BESS lithium demand is predicted to grow 55-60% this year and energy storage portion of lithium demand has grown from 13% a couple of years ago to over 30% in a rapidly growing market. Really that’s been driven by multiple different angles and the US has been the second biggest deployer of battery energy storage systems behind China. That’s really been underpinned by, or the incremental demand driven by the AI infrastructure rollout, clearly there’s in the order of $500 billion of capex being spent over the next little period here for AI infrastructure.

Water Tower Research LLC

Fireside Chat: US Elemental Inc. (ULIT)

What does that mean for lithium demand? There’s a backup system, but really it’s low growth in the system and there’s a range of battery energy storage applications in terms of peaking, et cetera. If you look at the capacity additions in the US grid, solar and batteries have been the biggest capacity additions last year. Really this AI story is fundamentally linked to batteries and lithium demand in the US. If you have a look at, say, the US, battery manufacturing capacity is about 200 gigawatt hours of battery manufacturing in the US, which equates to about 170,000-180,000 tonnes of lithium a year. Currently, they produce about five or something of that nature. There’s a huge disconnect there and linked to basically America winning the AI race. I think that’s slowly coming to the fore, it’s been one of these stories that people haven’t really got the linkages on.

Then really what we’re seeing the supply side has really failed to move. We’ve come from a period of really two years of underinvestment on the supply side. We see really encouraging demand growth a lagged supply response. It’s really a timely position to take forward what is very large and strategic lithium asset. I think, like I mentioned earlier, we’re starting to see, particularly the US government recognize that we’re seeing procurement for the national defense stockpile of lithium for the first time. That just points to how important that is from a range of applications, including defense. I mean, your colleagues on Wall Street are starting to pay attention as well. Dmitry, you have a look at the position of some of these banks two years ago, lithium was going to be in a deficit for the rest of the decade. Now, we’ve seen basically most big banks turn constructive on the sector. UBS is calling it the third lithium super cycle. J.P. Morgan, Morgan Stanley, both flagged looming supply deficits. We’ve really seen this shift. In our view, we’re just entering a period here where we’re at the foothills of a multi-year environment for lithium.

Dmitry Silversteyn: I wouldn’t have minded or I don’t mind the US losing the EV race to China, but I certainly don’t want it to lose the AI race. Battery storage seems to be the near-term solution to making sure we have the power to run these AI centers and data banks.

Ian Rodger: Yes, that’s 100% true. A lot of the other power sources required are longer data with nuclear, et cetera. Also there’s a shortage of gas turbines, et cetera, which is why the battery energy storage part of the equation is going to be really key to winning.

Dmitry Silversteyn: Excellent. Execution along multiple pathways is one of the most critical determinants, if you will, of projects and company success. You have to do everything simultaneously. There’s really no time to do everything sequentially. What experience has the US Elemental team assembled and why is the right group to advance the project of the size and scale of McDermitt?

Ian Rodger: We’ve assembled a relatively small but very experienced team to date. Like I mentioned at the top, we see experience across some of the largest mining projects globally. I spent my career at Rio Tinto, BHP, and OZ Minerals. Most recently as Project Director of West Musgrave Provence, which is a large nickel-copper project in Western Australia. I also have experience in investment merchant banking, having worked for a group called RFC Ambrian.

Water Tower Research LLC

Fireside Chat: US Elemental Inc. (ULIT)

If you look through our team, Lindsay Dudfield, he’s a key part of the executive team. The geological architect of McDermitt brings over 40 years of experience from an exploration context with the likes of Amoco and Exxon’s mineral divisions.

We’ve also added Matt Haas in the US who leads our work over there as our VP of Studies and Development. He cut his teeth as a mining engineer in Nevada for Newmont but has worked across some of the largest projects globally, particularly with a focus on Africa and the Middle East.

Todd Clewett, who is our Senior Advisor at External Affairs, again, has experience working across large projects in Central America and Asia, with Senior Global External Affairs roles at Newmont, Fortescue, and Rio Tinto.

Tristan Garthe, our CFO, rounds it out with a strong track record in project finance. For a project that’s entering a really critical phase, we think we’ve got a really strong foundation in terms of a management team that’s required to underpin a large-scale development.

As you highlighted, being able to progress a project through study phases, permitting, and then into financing seamlessly, we think we’ve got the right team to be able to take the project forward.

Dmitry Silversteyn: It does sound like it, Ian. I’m impressed by the pedigree of yourself and your executives that you put together for a company this young. Let’s start taking a higher-level view and summarizing some of the discussion we’ve had here by Ian. What are the key technical permitting and corporate milestones that investors and stakeholders should watch for over the next, let’s say, 12 to 24 months? How should they measure the company’s progress since it’s going to be a while before you get into construction?

Ian Rodger: Absolutely. Just to recap, the PFS was completed in 2024. Since then, they’ve been focused on getting through a key permitting milestone, which we got through at the end of last year, end of 2025. Around the same time, we entered this cooperative research and development agreement with the DOE out of the FAST-41, as we touched on. While I’m mentioning that, that’s the lead into the feasibility study. We’re aiming to commence the feasibility study in 2027. But ahead of that, we’ve got a really busy six-month period, both from a corporate point of view. We’re focused on closing this transaction to list US Elemental, close the business combination with Constellation. That’s expected to deliver the funding required for that feasibility study, work program, et cetera. But we’re not just resting on our laurels here.

The next six months, there’s a whole lot of activity expected to happen on the ground. Excitingly, we’re looking at magnesium co-product potential. The US produces zero magnesium. They’ve shut down their own magnesium metal production. It’s a very high-risk critical mineral for the US that goes into a range of aerospace defense applications. We’re looking at the potential to produce a precursor product for magnesium metal production. They’re running a number of test work streams over the next, well, actually, we’re expecting initial results out this quarter. We’re about to kick off this quarter, we’re about to kick off an infill drill program, again, which will be the leading edge of the work required as part of the feasibility study. There’s a bunch of work in the near term. Then, we’ll aim to close this transaction in the second half of this year, and then roll into a feasibility study, which currently we’re aiming to complete by the end of 2027. Then fast forward, there’ll be some permitting work streams, et cetera, post that, as I sort of outlined in terms of the broad strokes of the project development timeframe.

Water Tower Research LLC

Fireside Chat: US Elemental Inc. (ULIT)

Dmitry Silversteyn: Understood. Sounds like you’re going to be quite busy over the next six-plus months. Let’s hope everything happens on the timetable that you’ve laid out. It’s a very aggressive one, but certainly doable.

Before I let you go, as people evaluate US Elemental for the first time, what is the one message you would like them to take away from the company, about the company, and its long-term opportunity?

Ian Rodger: Look, if there’s one thing, Dmitry, I want investors to take away is this: McDermitt is a Tier 1, multi-decade American lithium asset. It’s backed by a federal permitting priority and DOE partnership, as I mentioned. We’re moving on to the NASDAQ at a pro forma valuation, which implies pretty steep discount to the project NPV. We think that’s a really strong base to progress the project. As I mentioned, the listing is expected to deliver a funded platform to fund a range of de-risking milestones over the next 12 to 24 months, which will expect it to create a big value uplift for the company once it’s public. It’s not a story that depends on one catalyst. It’s supported by this accelerating battery storage boom, clearly assisted by this AI build out, and now direct US government procurement we’ve seen in the last little while here. All pointing the same direction at the same time, and we’re really excited to take the project public in the US.

Dmitry Silversteyn: Thank you for that, Ian.

To learn more about the company, please visit its website www.uselemental.com. Please note that the views expressed on this fireside chat may not necessarily reflect views of Water Tower Research LLC and are provided for informational purposes only. This fireside chat may not be distributed or reproduced without the written consent of Water Tower Research and should not be considered research nor a recommendation.

WTR is an investor engagement firm, not a licensed broker, broker dealer, market maker, investment bank, underwriter, or investment advisor. Additional disclaimers can be found at www.watertowerresearch.com.